UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

Commission File Number 001-35463
Taro Pharmaceutical Industries Ltd.
(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
Mariano A. Balaguer	William J. Coote
VP, CFO	AVP, Business Finance, Treasurer and Investor Relations
(914) 345-9001	(914) 345-9001
Mariano.Balaguer@taro.com	William.Coote@taro.com

TARO PROVIDES RESULTS FOR QUARTER ENDED JUNE 2017

Hawthorne, NY, August 8, 2017 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the quarter ended June 30, 2017.

Quarter ended June 30, 2017 Highlights - compared to June 30, 2016
•	Net sales of $161.3 million, decreased $72.5 million, or 31.0%, the result of continuing increased competition and the challenging pricing environment; despite an overall increase in volumes.
•	Gross profit of $116.5 million, decreased $66.2 million and as a percentage of net sales, was 72.2% compared to 78.2%.
•
Research and development (R&D) expenses of $14.7 million decreased $3.3 million; as our R&D spending is not evenly distributed across quarters.  R&D as a percentage of net sales increased to 9.1% from 7.7% in the previous year quarter.

•	Selling, marketing, general and administrative expenses of $24.2 million increased $2.0 million.
•	Operating income of $77.6 million decreased $65.0 million and as a percentage of net sales was 48.1% as compared to 61.0%.
•
Foreign exchange expense of $19.6 million increased $13.7 million from $5.9 million, principally due to the weakening of the U.S. dollar vs. Canadian dollar at a higher degree than the prior year quarter.

•	Tax expense of $10.0 million decreased $20.4 million with the effective tax rate improving to 15.5% from 21.7%.
•	Net income attributable to Taro was $54.5 million compared to $109.9 million, a $55.4 million decrease, resulting in diluted earnings per share of $1.35 compared to $2.59.

Cash Flow and Balance Sheet Highlights
•	Cash flow provided by operations was $72.7 million compared to $56.0 million for the three months ended June 30, 2016.
•	Cash, including short-term bank deposits and marketable securities, increased $58.2 million to $1.4 billion.

Mr. Abhay Gandhi, Taro’s interim CEO stated, “Our results reflect the difficult generic pricing environment, particularly in the U.S., driven by more intense competition among manufacturers, new entrants to the market, buying consortium pressures, and a higher ANDA approval rate from the FDA.  We expect this product-specific pricing pressure to continue into the future.”  Mr. Gandhi continued, “We believe our long-term strategy is well balanced, with a leadership position in many of our key molecules, our pipeline, our commitment to providing quality products, and strong manufacturing and customer service capabilities.”

- more -

Taro Pharmaceutical Industries Ltd.

FDA Approvals and Filings

The Company recently received approvals from the U.S. Food and Drug Administration (“FDA”) for four Abbreviated New Drug Applications (“ANDAs”): Children’s Ibuprofen Oral Suspension USP (OTC) 100mg/5mL, Ibuprofen Oral Suspension 100mg/5mL, Betamethasone Valerate Topical Foam 0.12%, and Felbamate Oral Suspension USP 600mg/5mL.  The Company currently has a total of thirty-three ANDAs awaiting FDA approval, including six tentative approvals.

Share Repurchase Program - Returning Capital to Shareholders

On November 23, 2016, the Company announced that its Board of Directors approved a new $250 million share repurchase of ordinary shares.  Under this authorization, repurchases may be made from time to time at the Company’s discretion, based on ongoing assessments of the capital needs of the business, the market price of its stock, and general market conditions.  No time period has been set for the repurchase program, and any such program may be suspended or discontinued at any time.  The repurchase authorization enables the Company to purchase its ordinary shares from time to time through open market purchases, negotiated transactions or other means, including 10b5-1 trading plans in accordance with applicable securities laws or other restrictions.  During the quarter, the Company repurchased 80,007 shares at an average price of $106.07.  Under this program, in total, the Company has repurchased 598,972 shares, with $187.2 million remaining under the authorization.

Form 20-F Filings with the SEC

On June 21,2017, the Company filed its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended March 31, 2017.

The Company cautions that the foregoing financial information is presented on an unaudited basis and is subject to change.

************************

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2018.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(U.S. dollars in thousands, except share data)
	Three Months Ended June 30,
	2017		2016
Sales, net	$161,321		$233,784
Cost of sales	44,778		50,885
Impairment	—		108
Gross profit	116,543		182,791

Operating Expenses:
Research and development	14,658		17,920
Selling, marketing, general and administrative	24,249		22,252
Operating income	77,636		142,619

Financial (income) expense, net:
Interest and other financial income	(4,476)		(3,306)
Foreign exchange expense	19,642		5,909
Other gain, net	2,119		403
Income before income taxes	64,589		140,419
Tax expense	9,987		30,425
Income from continuing operations	54,602		109,994
Net loss from discontinued operations attributable to Taro	(47)		(101)
Net income	54,555		109,893
Net income (loss) attributable to non-controlling interest	58		(4)
Net income attributable to Taro	$54,497		$109,897

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$1.35		$2.59
Diluted	$1.35		$2.59

Net loss per ordinary share from discontinued operations attributable to Taro:
Basic	$(0.00)	*	$(0.00)	*
Diluted	$(0.00)	*	$(0.00)	*

Net income per ordinary share attributable to Taro:
Basic	$1.35		$2.59
Diluted	$1.35		$2.59

Weighted-average number of shares used to compute net income per share:
Basic	40,489,470		42,370,644
Diluted	40,489,470		42,370,644
* Amount is less than $0.01
May not foot due to rounding.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
	June 30,	March 31,
	2017	2017
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$430,713	$600,399
Short-term and current maturities of long-term bank deposits	806,558	782,813
Marketable securities	207,712	3,548
Accounts receivable and other:
Trade, net	185,881	203,924
Other receivables and prepaid expenses	157,755	266,280
Inventories	144,354	141,045
Long-term assets held for sale, net	1,083	1,015
TOTAL CURRENT ASSETS	1,934,056	1,999,024
Long-term deposits and marketable securities	71,376	70,685
Property, plant and equipment, net	183,415	180,085
Deferred income taxes	137,706	10,324
Other assets	31,094	29,635
TOTAL ASSETS	$2,357,647	$2,289,753

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables and other current liabilities	$205,767	$209,837
TOTAL CURRENT LIABILITIES	205,767	209,837
Deferred taxes and other long-term liabilities	5,995	6,110
TOTAL LIABILITIES	211,762	215,947

Taro shareholders' equity	2,139,515	2,067,494
Non-controlling interest	6,370	6,312
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,357,647	$2,289,753

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(U.S. dollars in thousands)

	Three Months Ended June 30,
	2017	2016
Cash flows from operating activities:
Net income	$54,555	$109,893
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,775	3,692
Impairment for long-lived assets	—	108
Realized gain on sale of marketable securities and long-lived assets	(247)	—
Change in derivative instruments, net	(3,093)	2,671
Effect of change in exchange rate on inter-company balances and bank deposits	22,078	4,101
Deferred income taxes, net	4,825	(20,282)
Decrease (increase) in trade receivables, net	18,270	(51,220)
Increase in inventories, net	(2,114)	(9,190)
(Increase) decrease in other receivables, income tax receivable, prepaid expenses and other	(21,483)	19,612
Decrease in trade, income tax, accrued expenses, and other payables	(3,377)	(3,420)
Income from marketable securities	(521)	—
Net cash provided by operating activities	72,668	55,965

Cash flows from investing activities:
Purchase of plant, property & equipment, net	(4,557)	(9,184)
Investment in other intangible assets	(2,056)	(11)
Proceeds from short-term bank deposits	46,940	90,754
Investment in long-term deposits and other assets	—	(143,503)
(Investment in) proceeds from marketable securities, net	(275,128)	80
Net cash used in investing activities	(234,801)	(61,864)

Cash flows from financing activities:
Purchase of treasury stock	(8,489)	(132,489)
Net cash used in financing activities	(8,489)	(132,489)

Effect of exchange rate changes on cash and cash equivalents	936	363
Decrease in cash and cash equivalents	(169,686)	(138,025)
Cash and cash equivalents at beginning of period	600,399	576,757
Cash and cash equivalents at end of period	$430,713	$438,732

Cash paid during the quarter for:
Income taxes	$29,595	$37,721
Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$1,180	$617
Non-cash financing transactions:
Purchase of treasury stock	$—	$8,341

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  August 8, 2017
TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Mariano Balaguer
	Name:	Mariano Balaguer
	Title:	Vice President, Chief Financial Officer and Chief Accounting Officer